NEW YORK CITY ECONOMIC IMPACT OF INVESTMENTS
(2002-present)

61	$1.5B	$4.1B	36,359	39,054

Number of Projects	HIT Investment Amount	Total Development Cost	Low-and Moderate- Income Housing Units	Housing Units Created or Preserved

$3.7B	18.5M	20,448	$614.1B	93%

Total Economic Impact	Hours of Construction Work Generated	Total Jobs Created	State, Local and Federal Tax Revenue Generated	Percent Affordable